SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                (Amendment No. 1)

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                              Neuberger Berman Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   641234 10 9
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                             Kevin Handwerker, Esq.
                              Neuberger Berman Inc.
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 476-9000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

----------------------
CUSIP No: 641234 10 9
----------------------

--------- ----------------------------------------------------------------------
     1 NAME OF REPORTING PERSONS: Each of the persons listed on Appendix A. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):
--------- ----------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
     3    SEC USE ONLY
--------- ----------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)

          As to Founder Shares(1), PF
--------- ----------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [ ]
--------- ----------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States (Applies to each person on Appendix A)
------------------------- ------------------------------------------------------
                   7      SOLE VOTING POWER

                          As stated on Appendix A for each Reporting Person.
NUMBER         ---------- ------------------------------------------------------
OF SHARES          8      SHARED VOTING POWER
BENEFICALLY
OWNED BY EACH             As stated on Appendix A for each Reporting Person.
REPORTING      ---------- ------------------------------------------------------
PERSON             9      SOLE DISPOSITIVE POWER (See Item 5)
WITH(2)
                          As stated on Appendix A for each Reporting Person.
               ---------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER (See Item 5)

                          As stated on Appendix A for each Reporting Person.
------------------------- ------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          As stated on Appendix A for each Reporting Person.
--------- ----------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------- ----------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          As stated on Appendix A for each Reporting Person.
--------- ----------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON (See Instructions)

          As to Principals(3), IN. As to Family Affiliates (4), as stated
          on Appendix A.
--------------------------------------------------------------------------------

----------

1    For a definition of this term, see Item 4.

2    Please see Item 6.

3    For a definition of this term, see Item 2.

4    For a definition of this term, see Item 2.


                                    2 of 28

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                                                                      Appendix A
                                                                      ----------


Name of Reporting Person: Robert J. Appel

     o    Sole Voting Power: 0 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 2,109,291 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 3.00%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: John J. Barker

     o Sole Voting Power: 14,589 shares (includes 6,782 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 354,752 shares (includes 6,782 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .50%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,544,334 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.71%


Name of Reporting Person: Jeffrey Bolton

     o Sole Voting Power: 6,000 shares (includes 6,000 shares subject to options that are exercisable within sixty days)

     o Shared Voting Power*: 33,529,745 shares (includes 153,258 shares held by Bolton Associates, L.P.)

     o Sole Dispositive Power: 679,040 shares (includes 6,000 shares subject to options that are exercisable within sixty days and 153,258 shares held by Bolton Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .96%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,535,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.70%


                                    3 of 28

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Name of Reporting Person: Lawrence J. Cohn

     o Sole Voting Power: 15,772 shares (includes 3,876 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 256,923 shares (includes 3,876 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .36%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,545,517 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.71%


Name of Reporting Person: Robert W. D'Alelio

     o Sole Voting Power: 13,227 shares (includes 7,500 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 496,542 shares (includes 7,500 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .70%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,542,972 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.71%


Name of Reporting Person: Salvatore D'Elia

     o Sole Voting Power: 9,684 shares (includes 4,500 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 229,029 shares (includes 4,500 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .32%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,539,429 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.70%


Name of Reporting Person: Michael N. Emmerman

     o    Sole Voting Power: 0 shares


                                    4 of 28

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 309,000 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .43%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

Name of Reporting Person: Gregory P. Francfort

     o    Sole Voting Power: 1,649 shares

     o Shared Voting Power*: 33,529,745 shares (includes 110,336 shares held by Francfort 1998 Grantor Retained Annuity Trust, with respect to which Mr. Francfort, as trustee, shares investment control)

     o    Sole Dispositive Power: 831,929 shares

     o Shared Dispositive Power: 110,336 shares (includes 110,336 shares held by Francfort 1998 Grantor Retained Annuity Trust, with respect to which Mr. Francfort, as trustee, shares investment control)

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.34%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,531,394 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Howard L. Ganek

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 63,500 shares held by Ganek Associates, L.P.)

     o Sole Dispositive Power: 1,267,325 shares (includes 63,500 shares held by Ganek Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.80%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Robert I. Gendelman

     o Sole Voting Power: 4,500 shares (includes 4,500 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 658,077 shares (includes 4,500 shares subject to options that are exercisable within sixty days)


                                    5 of 28

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     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .93%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,534,245 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Theodore P. Giuliano

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 106,483 shares held by Giuliano Associates, L.P.)

     o Sole Dispositive Power: 491,185 shares (includes and 106,483 shares held by Giuliano Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .69%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Mark R. Goldstein

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 83,644 shares held by Goldstein Associates, L.P.)

     o Sole Dispositive Power: 341,898 shares (includes 83,644 shares held by Goldstein Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .48%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Kenneth M. Kahn

     o    Sole Voting Power: 1,316 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 242,073 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .34%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,531,061 shares


                                    6 of 28

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Michael W. Kamen

     o Sole Voting Power: 6,000 shares (includes 6,000 shares subject to options that are exercisable within sixty days)

     o Shared Voting Power*: 33,529,745 shares (includes 88,800 shares held by Kamen Associates, L.P.)

     o Sole Dispositive Power: 487,800 shares (includes 6,000 shares subject to options that are exercisable within sixty days and 88,800 shares held by Kamen Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .69%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,535,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.70%


Name of Reporting Person: Michael M. Kassen

     o Sole Voting Power: 49,589 shares (includes 19,949 shares subject to options that are exercisable within sixty days)

     o Shared Voting Power*: 33,529,745 shares (includes 428,706 shares held by Kassen Associates, L.P.)

     o Sole Dispositive Power: 1,397,729 shares (includes 19,949 shares subject to options that are exercisable within sixty days and 428,706 shares held by Kassen Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.98%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,579,334 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.75%


Name of Reporting Person: Jeffrey B. Lane

     o Sole Voting Power: 227,502 shares (includes 102,910 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 969,250 shares (includes 102,910 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.37%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,757,247 shares


                                    7 of 28

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     o    Percent of Class Represented by Aggregate Amount Beneficially Owned by
          Reporting Person*: 47.95%


Name of Reporting Person: Joseph R. Lasser

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 290,256 shares held by Lasser Associates, L.P.)

     o Sole Dispositive Power: 291,710 shares (includes 290,256 shares held by Lasser Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .41%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Richard S. Levine

     o Sole Voting Power: 3,000 shares (includes 3,000 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 568,017 shares (includes 3,000 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .80%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,532,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Robert Matza

     o Sole Voting Power: 145,895 shares (includes 59,837 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 588,143 shares (includes 59,837 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .83%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,675,640 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.86%


                                    8 of 28

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Name of Reporting Person: Martin McKerrow

     o    Sole Voting Power: 7,941 shares

     o Shared Voting Power*: 33,529,745 shares (includes 64,315 shares held by McKerrow Associates, L.P.)

     o Sole Dispositive Power: 351,618 shares (includes 64,315 shares held by McKerrow Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .50%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,537,686 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.70%


Name of Reporting Person: Martin E. Messinger

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 519,463 shares held by Messinger Associates, L.P.)

     o Sole Dispositive Power: 1,119,767 shares (includes 519,463 shares held by Messinger Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.59%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Harold J. Newman

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 168,108 shares held by Newman Associates, L.P.)

     o Sole Dispositive Power: 392,228 shares (includes 168,108 shares held by Newman Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .55%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Daniel P. Paduano

     o    Sole Voting Power: 8,877 shares


                                    9 of 28

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     o    Shared Voting Power*: 33,529,745 shares (includes 782,157 shares held by Paduano Associates, L.P.)

     o Sole Dispositive Power: 890,664 shares (includes 782,157 shares held by Paduano Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.26%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,538,622 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.70%


Name of Reporting Person: Leslie M. Pollack

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 259,318 shares held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control)

     o    Sole Dispositive Power: 418,209 shares

     o Shared Dispositive Power: 259,318 shares (includes 259,318 shares held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control)

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .96%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Janet W. Prindle

     o    Sole Voting Power: 0 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 1,040,511 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.48%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Kevin L. Risen

     o Sole Voting Power: 12,333 shares (includes 6,015 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares


                                    10 of 28

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     o    Sole Dispositive Power: 428,503 shares (includes 6,015 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .60%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,542,078 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.71%


Name of Reporting Person: Daniel H. Rosenblatt

     o Sole Voting Power: 14,340 shares (includes 7,017 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 379,285 shares (includes 7,017 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .53%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,544,085 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.71%


Name of Reporting Person: Heidi L. Schneider (formerly named: Heidi S. Steiger)

     o Sole Voting Power: 87,603 shares (includes 39,893 shares subject to options that are exercisable within sixty days)

     o Shared Voting Power*: 33,529,745 shares (includes 95,626 shares held by Steiger Associates, L.P.)

     o Sole Dispositive Power: 802,217 shares (includes 39,893 shares subject to options that are exercisable within sixty days and 95,626 shares held by Steiger Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.14%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,617,348 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.79%


Name of Reporting Person: Marvin C. Schwartz

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 2,446,855 shares held by Schwartz CS Associates, L.P. and 2,446,854 shares held by Schwartz ES Associates, L.P.)


                                    11 of 28

     o Sole Dispositive Power: 6,374,495 shares (includes 2,446,855 shares held by Schwartz CS Associates, L.P. and 2,446,854 shares held by Schwartz ES Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 9.06%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Jennifer K. Silver

     o Sole Voting Power: 51,783 shares (includes 48,000 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 500,689 shares (includes 48,000 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .71%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,581,528 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.73%


Name of Reporting Person: Kent C. Simons

     o Sole Voting Power: 106,000 shares (includes 4,500 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 974,035 shares (includes 4,500 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.38%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,631,245 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.84%


Name of Reporting Person: R. Edward Spilka

     o Sole Voting Power: 3,000 shares (includes 3,000 shares subject to options that are exercisable within sixty days)

     o Shared Voting Power*: 33,529,745 shares (includes 125,382 shares held by Robert Edward Spilka 1998 Grantor Retained Annuity Trust, with respect to which Mr. Spilka, as trustee, shares investment control)


                                    12 of 28

     o Sole Dispositive Power: 494,964 shares (includes 3,000 shares subject to options that are exercisable within sixty days)

     o Shared Dispositive Power: 125,382 shares (includes 125,382 shares held by Robert Edward Spilka 1998 Grantor Retained Annuity Trust, with respect to which Mr. Spilka, as trustee, shares investment control)

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .88%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,532,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Gloria H. Spivak

     o    Sole Voting Power: 0 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 240,595 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .34%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Fred Stein

     o    Sole Voting Power: 0 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 360,512 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .51%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Eleanor Moore Sterne

     o    Sole Voting Power: 0 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 411,654 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .58%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares


                                    13 of 28

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Stephanie J. Stiefel

     o Sole Voting Power: 19,386 shares (includes 12,357 shares subject to options that are exercisable within sixty days)

     o Shared Voting Power*: 33,529,745 shares (includes 33,987 shares held by Stiefel Associates, L.P.)

     o Sole Dispositive Power: 335,867 shares (includes 12,357 shares subject to options that are exercisable within sixty days and 34,107 shares held by Stiefel Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .47%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,549,131 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.71%


Name of Reporting Person: Peter Strauss

     o    Sole Voting Power: 0 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 87,752 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .12%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Peter E. Sundman

     o Sole Voting Power: 138,396 shares (includes 59,837 shares subject to options that are exercisable within sixty days)

     o Shared Voting Power*: 33,529,745 shares (includes 192,436 shares held by Sundman Associates, L.P.)

     o Sole Dispositive Power: 529,941 shares (includes 59,837 shares subject to options that are exercisable within sixty days and 192,436 shares held by Sundman Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .75%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,668,141 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.85%


                                    14 of 28

Name of Reporting Person: Judith M. Vale

     o Sole Voting Power: 16,771 shares (includes 7,500 shares subject to options that are exercisable within sixty days)

     o    Shared Voting Power*: 33,529,745 shares

     o Sole Dispositive Power: 1,034,084 shares (includes 7,500 shares subject to options that are exercisable within sixty days)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.47%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,546,516 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.71%


Name of Reporting Person: David I. Weiner

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 44,784 shares held by Weiner 1998 Grantor Retained Annuity Trust, with respect to which Mr. Weiner, as trustee, shares investment control)

     o    Sole Dispositive Power: 680,190 shares

     o Shared Dispositive Power: 44,784 shares (includes 44,784 shares held by Weiner 1998 Grantor Retained Annuity Trust, with respect to which Mr. Weiner, as trustee, shares investment control)

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 1.03%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Dietrich Weismann

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 1,171,345 shares held by Weismann Associates, L.P.)

     o Sole Dispositive Power: 2,578,969 shares (includes 1,171,345 shares held by Weismann Associates, L.P.)

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: 3.66%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


                                    15 of 28

Name of Reporting Person: Leslie J. Werkstell

     o    Sole Voting Power: 0 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 248,199 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .35%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


Name of Reporting Person: Allan R. White, III

     o    Sole Voting Power: 6,187 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 423,605 shares

     o    Shared Dispositive Power: 0 shares

     o Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power: .60%

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,535,932 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.70%


Name of Reporting Person: Bolton Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 153,258 shares held by Bolton Associates, L.P. over which Jeffrey Bolton has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Francfort 1998 Grantor Retained Annuity Trust

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 110,336 shares held by Francfort 1998 Grantor Retained Annuity Trust over which Gregory P. Francfort has sole voting power and shared dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares


                                    16 of 28

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: OO


Name of Reporting Person: Ganek Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 63,500 shares held by Ganek Associates, L.P. over which Howard L. Ganek has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Giuliano Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 106,483 shares held by Giuliano Associates, L.P. over which Theodore P. Giuliano has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Goldstein Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 83,644 shares held by Goldstein Associates, L.P. over which Mark R. Goldstein has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


                                    17 of 28

Name of Reporting Person: Kamen Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 88,800 shares held by Kamen Associates, L.P. over which Michael W. Kamen has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Kassen Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 428,706 shares held by Kassen Associates, L.P. over which Michael M. Kassen has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Lasser Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 290,256 shares held by Lasser Associates, L.P. over which Joseph R. Lasser has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: McKerrow Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 64,315 shares held by McKerrow Associates, L.P. over which Martin McKerrow has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares


                                    18 of 28

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Messinger Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 519,463 shares held by Messinger Associates, L.P. over which Martin E. Messinger has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Newman Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 168,108 shares held by Newman Associates, L.P. over which Harold J. Newman has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Paduano Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 782,157 shares held by Paduano Associates, L.P. over which Daniel P. Paduano has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


                                    19 of 28

Name of Reporting Person: Pollack 1998 Grantor Retained Annuity Trust

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 259,318 shares held by Pollack 1998 Grantor Retained Annuity Trust over which Leslie M. Pollack has sole voting power and shared dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: OO


Name of Reporting Person: Schwartz CS Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 2,446,855 shares held by Schwartz CS Associates, L.P. over which Marvin C. Schwartz has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Schwartz ES Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 2,446,854 shares held by Schwartz ES Associates, L.P. over which Marvin C. Schwartz has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Robert Edward Spilka 1998 Grantor Retained Annuity
Trust

     o    Sole Voting Power: 0 shares


                                    20 of 28

     o Shared Voting Power*: 33,529,745 shares (includes 125,382 shares held by Robert Edward Spilka 1998 Grantor Retained Annuity Trust over which
          R. Edward Spilka has sole voting power and shared dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: OO


Name of Reporting Person: Steiger Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 95,626 shares held by Steiger Associates, L.P. over which Heidi L. Schneider has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person:  Stiefel Associates, L.P.

     o    Sole Voting Power: 120 shares

     o Shared Voting Power*: 33,529,745 shares (includes 33,987 shares held by Stiefel Associates, L.P. over which Stephanie J. Stiefel has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,865 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: The Strauss 1998 Trust

     o    Sole Voting Power: 0 shares

     o    Shared Voting Power*: 33,529,745 shares

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%


                                    21 of 28

     o    Type of Reporting Person: OO


Name of Reporting Person: Sundman Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 192,436 shares held by Sundman Associates, L.P. over which Peter E. Sundman has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Weismann Associates, L.P.

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 1,171,345 shares held by Weismann Associates, L.P. over which Dietrich Weismann has sole voting and sole dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: PN


Name of Reporting Person: Weiner 1998 Grantor Retained Annuity Trust

     o    Sole Voting Power: 0 shares

     o Shared Voting Power*: 33,529,745 shares (includes 44,784 shares held by Weiner 1998 Grantor Retained Annuity Trust over which David I. Weiner has sole voting power and shared dispositive power)

     o    Sole Dispositive Power: 0 shares

     o    Shared Dispositive Power: 0 shares

     o    Aggregate Amount Beneficially Owned by Each Reporting Person*:
          33,529,745 shares

     o Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*: 47.69%

     o    Type of Reporting Person: OO

----------

* Includes shares of Common Stock that the Reporting Person may be deemed to beneficially own due to the voting provisions of the Stockholders Agreement to which the Reporting Person is a party.


                                    22 of 28

     This Amendment No. 1 to Schedule 13D amends and restates in its entirety the statement on Schedule 13D dated October 15, 1999 (the "Original Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Neuberger Berman Inc. (the "Company") (as so amended and restated, this "Schedule 13D"), which was filed by the individuals (each, an "Initial Principal") and certain of their affiliates (each, an "Initial Family Affiliate" and, together with the Initial Principals, the "Initial Reporting Persons") listed on Annex I to this Schedule 13D. This Schedule 13D is being filed to report or give effect to (a) the sale by certain of the Initial Reporting Persons of an aggregate of 4,393,315 shares of Common Stock in an underwritten public offering on July 5, 2001 (the "Secondary Offering"), (b) the sale by certain of the Initial Reporting Persons of an aggregate of 2,400,900 shares of Common Stock to the Company (the "Repurchase") following the completion of the Secondary Offering and (c) the termination of certain of the Initial Principals' employment with the Company which resulted in the elimination of certain restrictions on the ability of such Initial Principals and their Initial Family Affiliates to vote their shares of Common Stock. All share numbers reported in this Schedule 13D give effect to a three-for-two stock split paid in shares of Common Stock on August 16, 2001 to stockholders of record on August 1, 2001.

Item 1. Security and Issuer
        -------------------

     This Schedule 13D relates to the Common Stock. The principal executive offices of the Company are located at 605 Third Avenue, New York, New York 10158.

Item 2. Identity and Background
        -----------------------

     (a), (b), (c), (f) The Initial Reporting Persons filed the Original
Schedule 13D solely because they were subject to the voting provisions contained in the Stockholders Agreement dated as of August 2, 1999 (as amended from time to time, the "Stockholders Agreement") described below. Certain of the Initial Reporting Persons have ceased to be employees of the Company since the date of the Original Schedule 13D. Pursuant to the terms of the Stockholders Agreement described below, such Initial Reporting Persons are no longer subject to the voting provisions of the Stockholders Agreement but remain subject to the transfer restrictions in the Stockholders Agreement as described below. The Initial Principals and Initial Family Affiliates that currently remain subject to the voting provisions in the Stockholders Agreement are listed on Appendix A to this Schedule 13D and are referred to herein as the "Principals" and "Family Affiliates," respectively. The Principals and the Family Affiliates are referred to herein collectively as the "Reporting Persons."

     The Reporting Persons are together making this filing because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") solely due to their being subject to the voting provisions in the Stockholders Agreement. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Initial Reporting Persons entered into a Joint Filing Agreement, dated October 13, 1999 (the "Joint Filing Agreement"), which is attached as Exhibit 1 to the Schedule 13D.


                                    23 of 28

     Each Principal is a director, executive officer and/or senior professional employee of the Company. The Company through its subsidiaries is an investment advisory company, providing clients with a broad range of investment products, services and strategies. Its principal business segments include: Private Asset Management, Mutual Fund and Institutional and Professional Securities Services. The business address of each Principal is 605 Third Avenue, New York, New York 10158. Each Family Affiliate is a family limited partnership or trust formed by a Principal for investment and estate planning purposes. The business address of each Family Affiliate is c/o Neuberger Berman Trust Company of Delaware, 919 Market Street, Suite 506, Wilmington, Delaware 19801.

     (d), (e) During the last five years, none of the Reporting Persons nor any of the partners or trustees of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or to a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     The Founder Shares (as defined below) were originally acquired by the Reporting Persons in the Exchange (as defined below).

     The Non-Founder Shares (as defined below) acquired by certain Reporting Persons have been acquired with the personal funds of the respective Reporting Person or in connection with an employee compensation, benefit or similar plan sponsored by the Company. Certain of these shares acquired under such plans are subject to forfeiture, certain vesting restrictions and/or limitations on transfer and sale.

Item 4. Purpose of Transaction
        ----------------------

     On October 7, 1999, the Initial Reporting Persons acquired beneficial ownership of an aggregate of 42,727,273 shares of Common Stock in exchange for their interests in Neuberger Berman, LLC ("NB LLC") and Neuberger Berman Management Inc. ("NBMI"). The exchange of such shares of Common Stock for the Initial Reporting Persons' interests in NB LLC and NBMI is referred to herein as the "Exchange." The Initial Family Affiliates had previously acquired their interests in NBMI through contributions from the Initial Principals. Effective October 13, 1999, certain Initial Reporting Persons disposed of an aggregate of 4,219,697 shares of Common Stock in the Company's initial public offering (the "IPO").

     In connection with the Exchange, the Initial Reporting Persons and the Company entered into the Stockholders Agreement. The Stockholders Agreement generally applies only to those shares of Common Stock that were acquired by the Initial Reporting Persons pursuant to the Exchange and not sold in the IPO (the "Founder Shares") and does not apply to shares of Common Stock acquired by the Initial Reporting Persons in connection with any employee compensation, benefit or similar plans sponsored by the Company or in the open market (the "Non-Founder Shares").


                                    24 of 28

     On July 5, 2001, certain of the Initial Reporting Persons sold an aggregate of 4,393,315 shares of Common Stock in the Secondary Offering. In addition, immediately following the completion of the Secondary Offering, certain other Initial Reporting Persons sold an aggregate of 2,400,900 shares of Common Stock to the Company in the Repurchase.

     Since the date of the Original Schedule 13D, certain of the Initial Principals have ceased to be employed by the Company. Pursuant to the terms of the Stockholders Agreement, the restrictions on the ability of each such Initial Principal and his or her Initial Family Affiliates to vote their Founder Shares were lifted upon the termination of such Initial Principal's employment with the Company. Accordingly, such Initial Principals and Initial Family Affiliates are no longer filers jointly filing this Schedule 13D.

     From time to time since the date of the IPO, the Board of Directors has waived certain of the transfer restrictions to permit certain Reporting Persons to sell or otherwise transfer certain of their Founder Shares, including sales in the Secondary Offering and in the Repurchase.

     Except as described in Item 6 of this Schedule 13D, none of the Reporting Persons have any present plans or proposals with respect to the Company that relate to or would result in any of the events enumerated in Item 4 of Schedule 13D. However, each Reporting Person is expected to evaluate on an ongoing basis the Company's financial condition and prospects and his, her or its interests in and with respect to the Company. Accordingly, each Reporting Person may change his, her or its plans and intentions at any time and from time to time. In particular, each Reporting Person may at any time and from time to time acquire or dispose of shares of Common Stock. Reporting Persons may from time to time in the future acquire beneficial ownership of additional shares of Common Stock in connection with employee compensation, benefit or similar plans sponsored by the Company or through open market or negotiated purchases.

Item 5. Interest in the Securities of the Issuer
        ----------------------------------------

     (a) Appendix A is hereby incorporated by reference. The Reporting Persons hold in the aggregate 33,529,745 Founder Shares, which represent 47.69% of the outstanding Common Stock. All percentages used in this Schedule 13D are calculated based on 70,297,966 shares of Common Stock that were outstanding as of March 14, 2002.

     (b) Appendix A is hereby incorporated by reference.

     (c) Except as described in Annex II, no Reporting Person has effected any transactions in shares of Common Stock during the past 60 days.

     (d), (e) Not applicable.


                                    25 of 28

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        ------------------------------------------------------------------------

A.   Family Affiliates
     -----------------

     Many of the Principals have formed one or more Family Affiliates as a family limited partnership or trust for investment and estate planning purposes. For each Family Affiliate that is a family limited partnership, the respective Principal is the sole stockholder of its sole general partner and exercises sole voting and investment control over the Family Affiliate. For each Family Affiliate that is a grantor retained annuity trust, the respective Principal, as trustee, has sole voting control and shares investment control with Neuberger Berman Trust Company of Delaware and one or more other trustees. For The Strauss 1998 Trust, Mr. Strauss does not have voting or investment control.

B.   Joint Filing Agreement
     ----------------------

     Each Reporting Person is a party to the Joint Filing Agreement, in which the Initial Reporting Persons agreed that the Original Schedule 13D (and any amendments thereto) in respect of the Common Stock be filed jointly on behalf of each such person, and further agreed that this agreement be included as an exhibit to such joint filings. The Joint Filing Agreement is filed as Exhibit 1 to the Schedule 13D and the foregoing summary of the terms of this agreement is qualified in its entirety by reference thereto.

C.   Stockholders Agreement
     ----------------------

     The Initial Reporting Persons and the Company entered into the Stockholders Agreement as a condition precedent to the consummation of the Exchange. The Stockholders Agreement is filed as Exhibit 2 to the Schedule 13D and the following summary of the terms of this agreement is qualified in its entirety by reference thereto.

     The Stockholders Agreement generally applies only to Founder Shares and does not apply to shares of Common Stock acquired by the Initial Reporting Persons in connection with any employee compensation, benefit or similar plans sponsored by the Company or in the open market.

     i.   Transfer Restrictions

     Each Initial Reporting Person has agreed in the Stockholders Agreement, among other things, (a) to not transfer any shares acquired pursuant to the Exchange prior to January 1, 2002, (b) to transfer no more than 10 percent of the aggregate number of shares of Common Stock received in the Exchange beneficially owned by such Initial Reporting Person in any calendar year, cumulatively, and (c) to retain beneficial ownership of Founder Shares at least equal to 30 percent of the cumulative number of shares of Common Stock received in the Exchange prior to the third anniversary of such Initial Principal's date of termination of employment with the Company (the "Termination Date"). If any Initial Principal's Termination Date occurs prior to January 1, 2003, such Initial Principal and his or her Initial Family Affiliates may not, among other things, transfer any shares of Common Stock received in the Exchange prior to January 1, 2007.


                                    26 of 28

     From time to time since the date of the IPO, the Board of Directors has waived certain of the transfer restrictions to permit certain Reporting Persons to sell or otherwise transfer certain of their Founder Shares, including sales in the Secondary Offering and in the Repurchase.

     ii.  Certificates to be Held by the Company

     Each Initial Reporting Person has agreed that the certificates representing such Initial Reporting Person's Founder Shares shall be issued in the name of a nominee holder to be designated by the Company and shall be held in custody by the Company at its principal office. Upon a written statement by the Initial Reporting Person that he, she or it is then permitted to transfer a specified number of Founder Shares under the provisions of the Stockholders Agreement, the Company shall cause the nominee holder to promptly release from custody the certificates representing such specified number of such Initial Reporting Person's Founder Shares that are then intended and permitted to be transferred.

     Whenever the nominee holder shall receive any cash dividend or other cash distribution upon any Founder Shares, the Company shall cause the nominee holder to distribute promptly such cash dividend or other distribution to the Initial Reporting Persons. Notwithstanding the foregoing, during the pendency of any dispute between the Company and any Initial Reporting Person under the Stockholders Agreement, the Plan of Merger and Exchange, dated as of August 2, 1999, or the Non-Competition Agreement, dated as of August 2, 1999, of such Initial Reporting Person, all cash dividends and other cash distributions received by the nominee holder in respect of the Founder Shares of such Initial Reporting Person shall be retained by the nominee holder and shall not be distributed until the final resolution of such dispute.

     iii. Voting Provisions

     Prior to any vote of the stockholders of the Company, the Stockholders Agreement requires a separate, preliminary vote on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Founder Share held by a Reporting Person will be voted in accordance with the majority of the votes cast in the Preliminary Vote. For purposes of effecting such votes, each Reporting Person has appointed the Secretary of the Company as his, her or its attorney-in-fact and agent.

     These voting provisions (but not the transfer restrictions) will terminate with respect to any Principal and his, her or its Family Affiliates at the close of business on the Termination Date of such Principal.

     iv.  Right to Purchase Shares

     If, on or prior to the third anniversary of the Termination Date of any Initial Principal, the Board of Directors determines in its good faith judgment that such Initial Principal has engaged in Harmful Activity (as defined in the Stockholders Agreement), the Company shall have the right to purchase, at any time or from time to time, from such Initial Principal, the number of Founder Shares owned by such Initial Principal and his or her Initial Family Affiliates that could not have been transferred by such Initial Reporting Persons in accordance with the Stockholders Agreement.


                                    27 of 28

Item 7. Materials to be Filed as Exhibits
        ---------------------------------

Exhibit 1: Joint Filing Agreement, dated October 12, 1999, among the Initial Reporting Persons (incorporated herein by reference to the statement on Schedule 13D dated October 15, 1999).

Exhibit 2: Stockholders Agreement, dated August 2, 1999, among the Company and the Initial Reporting Persons (incorporated herein by reference to the statement on Schedule 13D dated October 15,
               1999).

Exhibit 3: Power of Attorney, dated various dates, by each Initial Reporting Person (incorporated herein by reference to the statement on Schedule 13D dated October 15, 1999).

Signature
---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2002

                                        By: /s/ Robert Matza
                                            ------------------------------
                                            Name:  Robert Matza
                                            Title: Attorney-in-Fact for each
                                            Reporting Person, pursuant to a
                                            Joint Filing Agreement attached as
                                            Exhibit 1 to the statement on
                                            Schedule 13D dated October 13, 1999
                                            and a Power of Attorney attached as
                                            Exhibit 3 to the statement on
                                            Schedule 13D dated October 13, 1999


                                    28 of 28

                                     ANNEX I

Initial Reporting Persons
-------------------------

Herbert W. Ackerman
Robert J. Appel
John J. Barker
Howard R. Berlin
Jeffrey Bolton
Richard A. Cantor
Vincent T. Cavallo
Lawrence J. Cohn
Robert W. D'Alelio
Salvatore D'Elia
Stanley Egener
Michael N. Emmerman
Robert D. English
Jack M. Ferraro
Gregory P. Francfort
Howard L. Ganek
Robert I. Gendelman
Theodore P. Giuliano
Mark R. Goldstein
Lee H. Idleman
Alan L. Jacobs
Kenneth M. Kahn
Michael W. Kamen
Michael M. Kassen
Mark P. Kleiman
Lee P. Klingenstein
Irwin Lainoff
Jeffrey B. Lane
Joseph R. Lasser
Richard S. Levine
Christopher J. Lockwood
Lawrence Marx III
Robert Matza
Robert R. McComsey
Martin McKerrow
Martin E. Messinger
Beth W. Nelson
Roy R. Neuberger
Harold J. Newman
Daniel P. Paduano
Norman H. Pessin
Leslie M. Pollack
William A. Potter

Janet W. Prindle
C. Carl Randolph
Kevin L. Risen
Daniel H. Rosenblatt
J. Curt Schnackenberg
Heidi L. Schneider (formerly named: Heidi S. Steiger)
Marvin C. Schwartz
Jennifer K. Silver
Kent C. Simons
R. Edward Spilka
Gloria H. Spivak
Bernard Z. Stein
Fred Stein
Eleanor Moore Sterne
Stephanie J. Stiefel
Philip A. Straus
Peter Strauss
Peter E. Sundman
Allan D. Sutton
Richard J. Sweetnam, Jr.
Judith M. Vale
David I. Weiner
Michael J. Weiner
Dietrich Weismann
Leslie J. Werkstell
Allan R. White, III
Lawrence Zicklin


Herbert W. Ackerman Associates, L.P.
Appel Associates, L.P.
Berlin Associates, L.P.
Bolton Associates, L.P.
Cantor Associates, L.P.
Cavallo Associates, L.P.
Egener Associates, L.P.
Francfort 1998 Grantor Retained Annuity Trust
Ganek Associates, L.P.
Giuliano Associates, L.P.
Goldstein Associates, L.P.
Kamen Associates, L.P.
Kassen Associates, L.P.
Klingenstein Associates, L.P.
Lainoff Associates, L.P.
Lasser Associates, L.P.
Lawrence Marx III Associates, L.P.
McKerrow Associates, L.P.

Messinger Associates, L.P.
Neuberger Associates, L.P.
Newman Associates, L.P.
Paduano Associates, L.P.
Pollack 1998 Grantor Retained Annuity Trust
Potter Associates, L.P.
Schwartz CS Associates, L.P. Schwartz ES Associates, L.P.
Robert Edward Spilka 1998 Grantor Retained Annuity Trust
Steiger Associates, L.P.
Stiefel Associates, L.P.
The Strauss 1998 Trust
Sundman Associates, L.P.
Allan D. Sutton 1998 Grantor Retained Annuity Trust The Sutton 1998 GST Trust Weiner 1998 Grantor Retained Annuity Trust Weismann Associates, L.P.
Zicklin Associates, L.P.

                                    ANNEX II

Item 5(c). Description of All Transactions in the Common Stock Effected During
           the Last 60 Days by the Reporting Persons
           -------------------------------------------------------------------

           The options exercised by the Reporting Persons within the last 60 days are set forth below. These options were granted under the 1999 Neuberger Berman Inc. Long-Term Incentive Plan, as amended ("LTIP"), and each option represents the right to acquire one share of Common Stock. In accordance with the terms of the LTIP, the Reporting Person acquired the shares of Common Stock underlying the attestation method which resulted in the Reporting Person acquiring a number of shares of Common Stock equal to the number of options exercised less the sum of the number of shares of Common Stock as to which the Reporting Person attested to or tendered to cover the payment of the applicable exercise price and withholding taxes.

                                                      Shares          Reload
                             Exercise      Exercise   Acquired Upon   Options
First Name     Last Name     Date          Price      Exercise        Acquired*
----------     ----------    ----------    --------   -------------   --------

John           Barker        3/27/02       $18.7500       4,089         6,411
Lawrence       Cohn          3/27/02       $18.7500       2,336         3,664
Michael M      Kassen        3/27/02       $18.7500       5,842         9,158
Michael M      Kassen        3/27/02       $21.3333       5,320         9,680
Jeffrey        Lane          3/27/02       $18.7500      27,436        47,564
Jeffrey        Lane          3/27/02       $21.3333      24,984        50,016
Robert         Matza         3/27/02       $18.7500      17,526        27,474
Robert         Matza         3/27/02       $21.3333      15,960        29,040
Kevin          Risen         3/27/02       $18.7500       3,292         5,708
Daniel         Rosenblatt    3/27/02       $18.7500       3,841         6,659
Heidi          Schneider     3/27/02       $18.7500      11,684        18,316
Heidi          Schneider     3/27/02       $21.3333      10,640        19,360
Stephanie      Stiefel       3/28/02       $18.7500       2,712         4,788
Peter          Sundman       3/27/02       $18.7500      17,526        27,474
Peter          Sundman       3/27/02       $21.3333      15,960        29,040
Allan          White III     3/27/02       $18.7500       3,505         5,495


*   Reload Options have an exercise price of $47.67 per option.

1. On March 28, 2002, Mr. Cohn, Ms. Schneider and Ms. Silver each acquired 250 shares of Common Stock at $39.9766 per share through payroll deductions under the Neuberger Berman Inc. Employee Stock Purchase Plan, as amended. Such shares of Common Stock are vested, but are non-transferable for a period of one year from the date such shares were acquired.

2. In the open market, Mr. McKerrow sold 1,000 shares of Common Stock on March 6, 2002 at $45.80 per share and 1,000 shares of Common Stock on March 15, 2002 at $46.60 per share.

3. Mr. Simmons gifted 4,000 shares of Common Stock on March 26, 2002 and 1,211 shares of Common Stock on March 28, 2002.